1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 28, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON PRELIMINARY FINANCIAL DATA
FOR THE 2013 ANNUAL RESULTS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, being the "Group") and all members of the board of directors of the Company (the "Board") warrant the truthfulness, accuracy and completeness of the contents herein, and accept several and joint responsibilities for any misrepresentation, misleading statement contained in, or material omission from this announcement.

The major financial data for the year 2013 set out herein was preliminary accounting data, which has been prepared by the Company in accordance with International Financial Reporting Standards, and has not been audited by certified public accountant. The detailed data shall be based on the data to be disclosed in the 2013 annual report of the Company. Investors shall pay attention to the risks of investment.

I.	MAJOR FINANCIAL DATA AND INDICATORS FOR THE YEAR 2013

Unit: RMB'000

Item	2013	2012	Increase/ decrease
			(%)

Net profit attributable to	975,246	-8,233,754	Decreased the loss by 112%
owners of the parent			on a year-on-year basis
Basic earnings per share (RMB)	0.07	-0.61	Decreased the loss by 112% on a year-on-year basis
Weighted average rate of	2.14	-17.24	Increased by 19.38
return on net assets (%)			percentage points

	31 December	31 December	Increase/
	2013	2012	decrease
			(%)

Total assets	199,523,840	175,016,882	14%
Equity attributable to	44,358,233	43,807,763	1%
owners of the parent
Share capital	13,524,488	13,524,488	-
Net assets per share attributable	3.28	3.24	1%
to owners of the parent
(RMB)

II.	EXPLANATIONS ON OPERATING RESULTS AND FINANCIAL CONDITIONS

(I)	Operating and financial conditions as well as major factors affecting operating results during the reporting period

1.

The Company further controlled cost expenditures with manufacturing cost of alumina products reduced by approximately 9% on a year-on-year basis and manufacturing cost of aluminum reduced by approximately 5% on a year-on-year basis. An increase of approximately RMB5,300 million in income was due to reduction of cost.

2.

Besides the aggregate non-recurring items of approximately RMB2,700 million incurred due to disposal of equity interests in aluminum fabrication entities and other matters as disclosed by the Company in the 2013 interim report, the Company recongnised income of approximately RMB5,400 million from the disposal of 65% equity interests in Chalco Iron Ore Holdings Ltd. in December 2013. The Company has communicated with the accounting firm frequently as for the accounting treatment of the disposal of Chalco Iron Ore Holdings Ltd., and the finalized details of the accounting income information are subject to the audited results of the accounting firm.

(II)	Explanation on the changes of over 30% in the major financial data and indicators

The net profit attributable to owners of the parent and basic earnings per share turned around by a decrease in loss by 112% as compared with last year, mainly attributable to the Group's strengthened efforts in management, expenditure control and capital operation amid the lingered market downturn.

Announcement is hereby given.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
28 February 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary